Exhibit 99.1

GW Pharmaceuticals PLC Director/PDMR Shareholding

1 April 2016

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company")

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Cambridge, UK, 1 April 2016: GW Pharmaceuticals (AIM: GWP, NASDAQ:GWPH) hereby provides notification that the Company was notified on 31 March of the following series of transactions in the shares of GW Pharmaceuticals PLC.

On 31 March 2016 Christopher Tovey, a Director of the Company, exercised options to acquire 75,600 0.1 pence ordinary shares (equivalent to 6,300 American Depositary Shares, or ADSs) of GW Pharmaceuticals plc. These options had an exercise price of 0.1 pence per ordinary share. The resulting ordinary shares, representing less than 0.1% of shares in issue, were sold immediately at an average price of 433 pence per share (equivalent to $74.57 per ADS).

Following this transaction Mr Tovey’s retained beneficial interest in the shares of GW Pharmaceuticals plc remains unchanged at 2,500 shares. He also continues to hold vested exercisable options over 400 0.1 pence ordinary shares plus 667,377 options which have yet to vest.

On 31 March 2015, Dr Stephen Wright, a Director of the Company, exercised options to acquire 58,200 0.1 pence ordinary shares (equivalent to 4,850 ADSs) of GW Pharmaceuticals plc. These options had an exercise price of 0.1 pence per ordinary share. The resulting shares, representing less than 0.1% of shares in issue, were sold at an average price of 435 pence per share (equivalent to $75.05 per ADS).

Following this transaction, Dr Wright’s retained beneficial interest in the shares of GW Pharmaceuticals plc remains unchanged at 5,915 shares, representing less than 0.1% of shares in issue. Dr Wright continues to retain an interest in vested exercisable share options over 416,606 0.1 pence ordinary shares plus options over 830,927 ordinary shares which have yet to vest.

Following these transactions, the total number of shares outstanding in the Company as at 31 March was 262,867,486 ordinary shares of 0.1 pence each.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000

Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser)

James Steel/Oliver Jackson	+44 (0) 20 7418 8900